UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons ESL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,794,770

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 48,794,770

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons ESL Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons ESL Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,378,346

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,378,346

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons ESL Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,562,151

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,562,151

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05329W102

1.	Names of Reporting Persons CBL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,712,083

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,712,083

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons Tynan, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds N/A

5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check box if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11) 37.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons ESL Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds N/A

5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,964

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 61,964

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check box if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11) 37.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons RBS Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds N/A

5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,628,367

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,628,367

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check box if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11) 37.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons RBS Investment Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons Edward S. Lampert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,754,115

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,754,115

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05329W102

1.	Names of Reporting Persons William C. Crowley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 172,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 172,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,926,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 20 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 20 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr.  Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 20 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

In open market purchases on March 7, 2008, March 10, 2008 and March 11, 2008, ESL acquired an aggregate of 1,717,548 shares for aggregate consideration of approximately $24,079,908 using working capital.  In open market purchases on March 7, 2008, March 10, 2008 and March 11, 2008, an account established by the investment member of Investors acquired 327,152 shares for aggregate consideration of approximately $4,586,649 using working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 66,926,521 Shares (approximately 37.2% of the outstanding Shares based on the Issuer having 180,018,415 Shares outstanding on February 26, 2008, as disclosed in the Issuer’s last annual report on Form 10-K).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER

ESL Partners, L.P.	66,926,521 (1)	37.2%	48,794,770	0	48,794,770	0

ESL Institutional Partners, L.P.	66,926,521 (1)	37.2%	221,701	0	221,701	0

ESL Investors, L.L.C.	66,926,521 (1)	37.2%	9,378,346	0	9,378,346	0

ESL Investments, Inc.	66,926,521 (1)	37.2%	66,562,151 (2)	0	66,562,151 (2)	0

CBL Partners, L.P.	66,926,521 (1)	37.2%	5,712,083	0	5,712,083	0

Tynan, LLC	66,926,521 (1)	37.2%	2,406	0	2,406	0

ESL Investment Management, L.P.	66,926,521 (1)	37.2%	61,964	0	61,964	0

RBS Partners, L.P.	66,926,521 (1)	37.2%	60,628,367 (3)	0	60,628,367 (3)	0

RBS Investment Management, L.L.C.	66,926,521 (1)	37.2%	221,701 (4)	0	221,701 (4)	0

Edward S. Lampert	66,926,521 (1)	37.2%	66,754,115 (5)	0	66,754,115 (5)	0

William C. Crowley	66,926,521 (1)	37.2%	172,406 (6)	0	172,406 (6)	0

(1)           This number consists of 48,794,770 Shares held by ESL, 221,701 Shares held by Institutional, 9,378,346 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)           This number consists of 48,794,770 Shares held by ESL, 221,701 Shares held by Institutional, 9,378,346 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)           This number consists of 48,794,770 Shares held by ESL, 9,378,346 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)           This number consists of 221,701 Shares held by Institutional.

(5)           This number consists of 48,794,770 Shares held by ESL, 221,701 Shares held by Institutional, 9,378,346 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)           This number consists of 2,406 Shares held by Tynan and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)           Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since March 5, 2008, the date of the last Amendment on Schedule 13D by the Filing Persons.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2008

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTMENTS, INC.

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

TYNAN, LLC

By:	/s/ William C. Crowley
Name: William C. Crowley
Title: Member

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL INVESTMENT MANAGEMENT (GP), L.L.C., its
general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Managing Member

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley
William C. Crowley

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF

AUTONATION, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock		Price per Share
ESL Partners, L.P.	3/7/2008	open market purchase	2,772	(1)	$13.84
ESL Partners, L.P.	3/7/2008	open market purchase	5,628	(1)	$13.86
ESL Partners, L.P.	3/7/2008	open market purchase	924	(1)	$13.87
ESL Partners, L.P.	3/7/2008	open market purchase	420	(1)	$13.88
ESL Partners, L.P.	3/7/2008	open market purchase	1,260	(1)	$13.92
ESL Partners, L.P.	3/7/2008	open market purchase	840	(1)	$13.96
ESL Partners, L.P.	3/7/2008	open market purchase	68,712	(1)	$13.97
ESL Partners, L.P.	3/7/2008	open market purchase	336	(1)	$13.98
ESL Partners, L.P.	3/7/2008	open market purchase	2,604	(1)	$13.99
ESL Partners, L.P.	3/7/2008	open market purchase	142,380	(1)	$14.00
ESL Partners, L.P.	3/7/2008	open market purchase	8,736	(1)	$14.01
ESL Partners, L.P.	3/7/2008	open market purchase	146,832	(1)	$14.02
ESL Partners, L.P.	3/7/2008	open market purchase	43,848	(1)	$14.03
ESL Partners, L.P.	3/7/2008	open market purchase	6,300	(1)	$14.04
ESL Partners, L.P.	3/7/2008	open market purchase	195,888	(1)	$14.05
ESL Investors, L.L.C.	3/7/2008	open market purchase	528	(1)	$13.84
ESL Investors, L.L.C.	3/7/2008	open market purchase	1,072	(1)	$13.86
ESL Investors, L.L.C.	3/7/2008	open market purchase	176	(1)	$13.87
ESL Investors, L.L.C.	3/7/2008	open market purchase	80	(1)	$13.88

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock		Price per Share
ESL Investors, L.L.C.	3/7/2008	open market purchase	240	(1)	$13.92
ESL Investors, L.L.C.	3/7/2008	open market purchase	160	(1)	$13.96
ESL Investors, L.L.C.	3/7/2008	open market purchase	13,088	(1)	$13.97
ESL Investors, L.L.C.	3/7/2008	open market purchase	64	(1)	$13.98
ESL Investors, L.L.C.	3/7/2008	open market purchase	496	(1)	$13.99
ESL Investors, L.L.C.	3/7/2008	open market purchase	27,120	(1)	$14.00
ESL Investors, L.L.C.	3/7/2008	open market purchase	1,664	(1)	$14.01
ESL Investors, L.L.C.	3/7/2008	open market purchase	27,968	(1)	$14.02
ESL Investors, L.L.C.	3/7/2008	open market purchase	8,352	(1)	$14.03
ESL Investors, L.L.C.	3/7/2008	open market purchase	1,200	(1)	$14.04
ESL Investors, L.L.C.	3/7/2008	open market purchase	37,312	(1)	$14.05
ESL Partners, L.P.	3/10/2008	open market purchase	10,164	(1)	$13.73
ESL Partners, L.P.	3/10/2008	open market purchase	73,836	(1)	$13.75
ESL Partners, L.P.	3/10/2008	open market purchase	84	(1)	$13.8
ESL Partners, L.P.	3/10/2008	open market purchase	588	(1)	$13.84
ESL Partners, L.P.	3/10/2008	open market purchase	104,496	(1)	$13.85
ESL Partners, L.P.	3/10/2008	open market purchase	1,260	(1)	$13.87
ESL Partners, L.P.	3/10/2008	open market purchase	37,632	(1)	$13.88
ESL Partners, L.P.	3/10/2008	open market purchase	71,736	(1)	$13.9
ESL Partners, L.P.	3/10/2008	open market purchase	3,528	(1)	$13.91
ESL Partners, L.P.	3/10/2008	open market purchase	11,424	(1)	$13.92

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock		Price per Share
ESL Partners, L.P.	3/10/2008	open market purchase	8,904	(1)	$13.93
ESL Partners, L.P.	3/10/2008	open market purchase	4,536	(1)	$13.94
ESL Partners, L.P.	3/10/2008	open market purchase	76,188	(1)	$13.95
ESL Partners, L.P.	3/10/2008	open market purchase	101,304	(1)	$14
ESL Partners, L.P.	3/10/2008	open market purchase	3,024	(1)	$14.02
ESL Partners, L.P.	3/10/2008	open market purchase	1,092	(1)	$14.03
ESL Partners, L.P.	3/10/2008	open market purchase	57,624	(1)	$14.04
ESL Partners, L.P.	3/10/2008	open market purchase	19,740	(1)	$14.05
ESL Investors, L.L.C.	3/10/2008	open market purchase	1,936	(1)	$13.73
ESL Investors, L.L.C.	3/10/2008	open market purchase	14,064	(1)	$13.75
ESL Investors, L.L.C.	3/10/2008	open market purchase	16	(1)	$13.8
ESL Investors, L.L.C.	3/10/2008	open market purchase	112	(1)	$13.84
ESL Investors, L.L.C.	3/10/2008	open market purchase	19,904	(1)	$13.85
ESL Investors, L.L.C.	3/10/2008	open market purchase	240	(1)	$13.87
ESL Investors, L.L.C.	3/10/2008	open market purchase	7,168	(1)	$13.88
ESL Investors, L.L.C.	3/10/2008	open market purchase	13,664	(1)	$13.9
ESL Investors, L.L.C.	3/10/2008	open market purchase	672	(1)	$13.91
ESL Investors, L.L.C.	3/10/2008	open market purchase	2,176	(1)	$13.92
ESL Investors, L.L.C.	3/10/2008	open market purchase	1,696	(1)	$13.93
ESL Investors, L.L.C.	3/10/2008	open market purchase	864	(1)	$13.94
ESL Investors, L.L.C.	3/10/2008	open market purchase	14,512	(1)	$13.95
ESL Investors, L.L.C.	3/10/2008	open market purchase	19,296	(1)	$14

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock		Price per Share
ESL Investors, L.L.C.	3/10/2008	open market purchase	576	(1)	$14.02
ESL Investors, L.L.C.	3/10/2008	open market purchase	208	(1)	$14.03
ESL Investors, L.L.C.	3/10/2008	open market purchase	10,976	(1)	$14.04
ESL Investors, L.L.C.	3/10/2008	open market purchase	3,760	(1)	$14.05
ESL Partners, L.P.	3/11/2008	open market purchase	42,000	(1)	$14
ESL Partners, L.P.	3/11/2008	open market purchase	42,588	(1)	$14.05
ESL Partners, L.P.	3/11/2008	open market purchase	35,868	(1)	$14.1
ESL Partners, L.P.	3/11/2008	open market purchase	25,116	(1)	$14.11
ESL Partners, L.P.	3/11/2008	open market purchase	68,544	(1)	$14.12
ESL Partners, L.P.	3/11/2008	open market purchase	672	(1)	$14.13
ESL Partners, L.P.	3/11/2008	open market purchase	12,516	(1)	$14.14
ESL Partners, L.P.	3/11/2008	open market purchase	66,528	(1)	$14.15
ESL Partners, L.P.	3/11/2008	open market purchase	504	(1)	$14.16
ESL Partners, L.P.	3/11/2008	open market purchase	31,500	(1)	$14.17
ESL Partners, L.P.	3/11/2008	open market purchase	2,100	(1)	$14.2
ESL Partners, L.P.	3/11/2008	open market purchase	81,732	(1)	$14.22
ESL Partners, L.P.	3/11/2008	open market purchase	39,564	(1)	$14.23
ESL Partners, L.P.	3/11/2008	open market purchase	924	(1)	$14.24
ESL Partners, L.P.	3/11/2008	open market purchase	52,752	(1)	$14.25
ESL Investors, L.L.C.	3/11/2008	open market purchase	8,000	(1)	$14
ESL Investors, L.L.C.	3/11/2008	open market purchase	8,112	(1)	$14.05
ESL Investors, L.L.C.	3/11/2008	open market purchase	6,832	(1)	$14.1
ESL Investors, L.L.C.	3/11/2008	open market purchase	4,784	(1)	$14.11
ESL Investors, L.L.C.	3/11/2008	open market purchase	13,056	(1)	$14.12
ESL Investors, L.L.C.	3/11/2008	open market purchase	128	(1)	$14.13

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock		Price per Share
ESL Investors, L.L.C.	3/11/2008	open market purchase	2,384	(1)	$14.14
ESL Investors, L.L.C.	3/11/2008	open market purchase	12,672	(1)	$14.15
ESL Investors, L.L.C.	3/11/2008	open market purchase	96	(1)	$14.16
ESL Investors, L.L.C.	3/11/2008	open market purchase	6,000	(1)	$14.17
ESL Investors, L.L.C.	3/11/2008	open market purchase	400	(1)	$14.2
ESL Investors, L.L.C.	3/11/2008	open market purchase	15,568	(1)	$14.22
ESL Investors, L.L.C.	3/11/2008	open market purchase	7,536	(1)	$14.23
ESL Investors, L.L.C.	3/11/2008	open market purchase	176	(1)	$14.24
ESL Investors, L.L.C.	3/11/2008	open market purchase	10,048	(1)	$14.25

(1)           These Shares represent a portion of a single trade which was allocated between Partners and an account that was established by the investment member of Investors.